SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 1)
ARGON ST, INC.
(Name of Subject Company)
ARGON ST, INC.
(Name of Person Filing Statement)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
040149106
(CUSIP Number of Class of Securities)
Terry L. Collins
Chairman and Chief Executive Officer
12701 Fair Lakes Circle, Suite 800
Fairfax, Virginia 22033
(703) 322-0881
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
Copy to:
Jason C. Harmon, Esq.
DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-4170
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

Item 3. Past Contacts, Transactions, Negotiations and Agreements
Item 8. Additional Information
SIGNATURE
     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements Items 3 and 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on July 8, 2010, by Argon ST, Inc., a Delaware corporation, as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Vortex Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of The Boeing Company, a Delaware corporation (“Parent”), and pursuant to which Purchaser has offered to purchase all of the outstanding Shares that are not already owned by Parent and its subsidiaries at a price of $34.50 per Share, net to the selling stockholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in Purchaser’s Offer to Purchase dated July 8, 2010 and the related Letter of Transmittal, as each may be amended or supplemented from time to time.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first two paragraphs under the heading “Director and Executive Officer Relationships with and Securities Ownership in Parent” with the following paragraph:
     “On July 7, 2010 and July 8, 2010, Parent entered into retention and non-competition agreements (the “Retention Agreements”) with each of Terry L. Collins, Kerry M. Rowe, W. Joseph Carlin and Michael J. Hettmann (collectively, the “Retention Agreements”). The summary of the Retention Agreements is contained in the Schedule TO, as amended, and is incorporated in this Schedule 14D-9 by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Retention Agreements, which are filed as Exhibits (d)(6), (d)(7), (d)(8) and (d)(9) to the Schedule TO dated July 9, 2010 and filed with the SEC, and are incorporated herein by reference.”
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph under the heading “Antitrust” with the following paragraph:
     “Under the HSR Act, the purchase of the Shares in the Offer may not be completed until both Parent and the Company file certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division and observe the HSR Act’s notification and waiting periods. The HSR Act provides for an initial 15-calendar day waiting period following receipt of the necessary filings by the FTC and Antitrust Division. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 PM of the next business day. The Company filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer on July 8, 2010. Parent filed a Premerger Notification and Report Form with the FTC and Antitrust Division for review in connection with the Offer on July 8, 2010. The initial waiting period applicable to the purchase of Shares will expire on July 23, 2010, prior to the initial expiration date of the Offer, unless the waiting period is earlier terminated by the FTC and Antitrust Division or extended by a request from the FTC or Antitrust Division for additional information or documentary material from Parent prior to that time. If, before the expiration or early termination of the initial 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger will be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with Parent’s consent. The FTC or Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material may take a significant period of time.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARGON ST, INC.
By:	/s/ Terry L. Collins
Name:	Terry L. Collins
Title:	Chairman and Chief Executive Officer

     Dated: July 9, 2010

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